

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

JD Ellis
Chief Legal Officer
Snap One Holdings Corp.
1800 Continental Boulevard, Suite 200
Charlotte, North Carolina 28273

      Re: Snap One Holdings Corp.
          Draft Registration Statement on Form S-1
          Submitted April 20, 2021
          CIK No. 0001856430

Dear Mr. Ellis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Table of Contents and certain references, page i

2. We note that you define the Equity Conversion on page ii. Given that this transaction will occur in connection with the Offering, please provide a clearer and fuller description of the Equity Conversion in a more prominent section of the filing, such as in the Prospectus Summary or near Use of Proceeds, Capitalization, or Dilution sections, that addresses the following:

    •   Explain how the number of common shares of the Company held by the Investor will be distributed to the holders of vested units of the Investor.
    •   Disclose the total number of common shares of the Company currently held by the Investor and the number of vested units subject to distribution, along with the conversion or exchange ratio that will be used in determining the number of common shares of the Company that will be distributed.
    •   Explain whether the percentage of common shares currently held by the Investor will change once such shares are distributed to the Investor's vested unit holders, whom we presume to be the Sponsor. If not the Sponsor, please tell us and disclose the holder of the vested units.
    •   Disclose the computation for the replacement of unvested Incentive Units with newly issued shares of restricted common stock and/or stock options of the Company, and the ownership percentage of the Company before and after the replacement.
    •   Consider providing an organizational chart giving effect to the Company before and after the Equity Conversion and Offering, that reflects the ownership percentages of the Company as well.

Prospectus Summary
Company Overview, page 1

3. Please revise your discussions of net sales on a pro forma basis assuming the acquisitions of MRI, CPD, and Control4 in the last paragraph of this section and elsewhere in the filing to also include disclosure of the corresponding pro forma net loss amount. We note the information presented on page F-19.

Corporate Information, page 7

4. It appears from your website address that you do business as SnapAV. Please revise your disclosure in the Company Overview section to make this clear.

Summary Consolidated Financial and Other Data, page 11

5. We note that a portion of the net proceeds from the IPO will be used to repay a portion of the term loan outstanding under your Credit Agreement, plus accrued interest thereon. Please provide supplemental pro forma earnings (loss) per share data, for the most recent fiscal year end and any subsequent interim period only, that gives effect to the number of shares whose proceeds would be used to repay the debt. Include a footnote to the table to

explain this presentation and your computation. Refer to analogous guidance in SAB Topic 1.B(3).

6.   Refer to your reconciliation of net loss to Adjusted EBITDA on page 13 and to the explanation for adjustment (e). Please expand to disclose the specific periods of time over which the deferred payments will be made to employees associated with your Control4 acquisition and other historical acquisitions. In this regard, we note you disclose these payments are incremental to your typical compensation costs incurred. Please disclose if these cash retention awards for key personnel were one-time awards only and are not reflective in ongoing increased base compensation costs.

Risk Factors
Risks Related to Our Business and Industry
Our strategy includes pursuing acquisitions and our potential inability to identify good opportunities...may harm our financial results., page 21

7.   In the opening paragraph, please provide additional disclosure as to the recent acquisition of HCA Distributing in 2021. This acquisition, if material, should also be further described in a Recent Developments section and also in MD&A, including the date of acquisition and purchase consideration.

Our Properties, page 99

8.   It does not appear that you have included your five distribution centers in this section. Please revise, and please consider providing the states in which the distribution centers are located since the only other place you have provided their locations is in the image on page 97.

Certain Relationships and Related Party Transactions
Stockholders' Agreement, page 117

9.   Please revise to state exactly how many nominees Hellman & Friedman will be entitled to nominate to the board following the completion of the offering and the "certain other stockholders" who are a party to the agreement.

    You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing